

November 10, 2011

Via E-mail
Matthew Carley
Principal Executive Officer
Endeavor Power Corp.
317 E. Penn Avenue
Robesonia, PA 19551

> **Re:** **Endeavor Power Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 000-52534**

Dear Mr. Carley:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Report of Independent Registered Public Accounting Firm, pages F-2 and F-3

1. Please explain why the current audit report is dated April 12, 2010 when the financial statements were audited as of December 31, 2010.

2. We note that your current auditor has not expressed an opinion on the financial statements for the period from inception (July 6, 2005) to December 31, 2010. We further note from your fiscal 2009 Form 10-K that the financial statements for the period from inception to December 31, 2009 were audited by your former auditor. Please amend to clarify who audited the cumulative financial data to correspond with the presentation in your financial statements. Auditor association with the cumulative data is required on an annual basis as long as the registrant is in the development stage.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief